Filed by GX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp.

Commission File No.: 001-38914

The below presentation will be used by representatives of GX Acquisition Corp. (“GX”) and Celularity Inc. (“Celularity”) in a presentation to analysts on February 11, 2021 in connection with GX’s previously disclosed proposed business combination with Celularity.

The Next Evolution in Cellular Medicine

CONFIDENTIAL Page 1 Disclaimer This presentation has been prepared for use by GX Acquisition Corp. (“ GX ”) and Celularity, Inc. (“ Celularity ”) in connection with their proposed business combination (the “ Business Combination ”). This presentation, and any information disclosed, whether in writing or orally, to you as part of (or otherwise in connec tio n with) this presentation, is for information purposes only and is being provided to you solely in your capacity as a potential inves tor in considering an investment in GX, may not be used for any other purpose and may not be reproduced or redistributed, in whol e or in part, without the prior written consent of GX and Celularity. Any photocopying, disclosure, reproduction or alteration of the contents of this presentation and any forwarding of a copy of thi s p resentation or any portion of this presentation to any person is prohibited. This presentation is not intended to be all - inclus ive or to contain all the information that a person may desire in considering an investment in GX and is not intended to form the basis of any investment decision in GX. You should consult your own legal, r egu latory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment dec ision and perform your own independent investigation and analysis of an investment in GX and the transactions contemplated in this presentation. This presentation shall neither constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities, nor shall th ere be any sale of securities in any jurisdiction in which the oﬀer, solicitation or sale would be unlawful prior to the registra ti on or qualification under the securities laws of any such jurisdiction. Neither the Securities and Exchange Commission (the “ SEC ”) nor any state or territorial securities commission has approved or disapproved of the securities or determined if this pre sen tation is truthful or complete. Forward - Looking Statements This presentation contains certain “forward - looking statements” within the meaning of the federal securities laws. Forward - looki ng statements may include, but are not limited to, statements regarding GX’s or Celularity’s expectations, hopes, beliefs, in ten tions or strategies regarding the future, including, without limitation, statements regarding: (i) the success and timing of Celularity’s cellular therapeutic development activities and initiating c lin ical trials, (ii) the success and timing of Celularity’s planned clinical trials, (iii) Celularity’s ability to obtain and ma int ain regulatory approval of any of Celularity’s therapeutic candidates, (iv) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other te chn ologies and expanding into additional indications, (v) Celularity’s ability to expand its manufacturing capabilities, and to man ufacture Celularity’s therapeutic candidates and scale production, and (vi) Celularity’s ability to meet the milestones set forth herein. Any statements contained herein, including any underlying assum pti ons, that are not statements of historical fact may be deemed to be forward - looking statements and any such projections, stateme nts, forecasts and other information or characterizations of future events or circumstances reflect various estimates and assumptions concerning anticipated results. Forward - looking statements inc lude statements regarding Celularity’s future financial position and performance, business strategy, budgets, projected costs , p lans, synergies and objectives of management for future operations. 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You should carefully consider the risks and uncertainties described in the “Risk Fact ors ” section of the registration statement on Form S - 4 (the “ S - 4 Registration Statement ”), which was filed with the SEC on January 25, 2021, including the preliminary proxy statement/prospectus contained therein, GX’s registration statement on Form S - 1 and other documents filed by GX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to diﬀer mate ri ally from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking s tatements. No representations or warranties are made by GX, Celularity or any of their respective affiliates or representatives as to th e a ccuracy of any such projections, modeling, data, targets, statements and other information contained herein. It is understood an d agreed that any such projections, models, data, targets, statements and other information are not to be viewed as facts and are subject to significant business, financial, economic, operating, comp eti tive and other risks, uncertainties and contingencies many of which are beyond GX and Celularity’s control, that no assurance ca n be given that any particular financial projections, ranges, or targets will be realized, that actual results may differ from projected results and that such differences may be material. These forward - looking statements are based on Celularity management’s current expectations and beliefs about future events based on information available to them as of the date hereof. As with any projection or forecast, they are inherently susceptible t o uncertainty and changes in circumstances. Except as required by law, neither GX nor Celularity is under any obligation to, and expressly disclaims any obligation to, update or alter any forward - loo king statements whether as a result of any such changes, new information, subsequent events or otherwise. Achieving GX’s and Celularity’s business and financial objectives, including growth in operations and maintenance of a strong ba lance sheet and liquidity position, could be adversely affected by, among other things: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of GX's securities ; (ii) the risk that the Business Combination may not be completed by GX's business combination dead l ine and the potential failure to obtain an extension of the business combination deadline if sought by GX; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Merger Agreement (as defined below) by the stockholders of GX; (iv) the satisfaction of the minimum trust account amount following redemptions by GX's public stockholders and the receipt of certain governmental and regulatory approvals ; (v) the lack of a third party valuation in determining whether or not to pursue the Business Combination; (v i ) the occurrence of any event change or other circumstance that could give ri se to the termination of the Merger Agreement, (vi) the outcome of any legal proceedings that may be instituted against Celularity or against GX related to the Business Combination; (ix) the ability to maintain the l isting of the GX's securities on Nasdaq; (x) risks inherent in developing Celularity's therapeutic candidates; (xi) risks associated with Celularity's ongoing an d planned clinical trials, such as unexpected data or clinical site activation rates or clinical trial enrollment rates that are lower than expected; (xii) difficulties arising from Celularity's third - party licenses, or supply - chain or manufacturing challenges; (xiii) Celularit y's ability to obtain adequate financing to fund its planned clinical trials and other expenses; and (xiv) trends in the indu str y, changes in the competitive landscape, delays or disruptions due to the COVID - 19 pandemic, as well as changes in the legal and regulatory framework for the industry or unexpected litigation or disputes and fut ure expenditures. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on GX’s o r C elularity’s results. Consequently, there can be no assurance that the actual results or developments anticipated by GX or Cel ula rity will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, GX or Celularity. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonab len ess of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information co nta ined herein. Neither Celularity nor GX have independent verified the accuracy or completeness of any such third - party information. Any data on past performance or modeling contained herein is not an indication as to future performance. Neither GX nor Celularity assume s any obligation to update the information in this presentation. Certain information contained in this presentation relates to or is based on studies, publications, surveys and Celularity’s own internal estimates and research. Such estimates and research has not been verified by any independent source. In addition, al l of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. GX and Celularity own or have rights to various trademarks, service marks and trade names that they use in connection with th e o peration of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyri ght s of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with GX or Celularity, or an endorsement or sponsorship by or of GX or Celularity. Solely fo r convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indic ate , in any way, that GX or Celularity will not assert, to the fullest extent under applicable law, their rights or the right of th e applicable licensor to these trademarks, service marks, trade names and copyrights. GX and Celularity and their respective directors and executive officers, under SEC rules, may be deemed to be participants in th e solicitation of proxies of GX’s stockholders in connection with the Business Combination. Investors and security holders ma y o btain more detailed information regarding the names and interests in the Business Combination of GX’s directors and officers in GX’s filings with the SEC, including GX’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 24, 2020, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, and the S - 4 Registration Statement, which was filed with the SEC on January 25, 2021, including the preliminary proxy stat ement/prospectus contained therein. To the extent that holdings of GX’s securities have changed from the amounts reported in GX’ s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, b e d eemed participants in the solicitation of proxies to GX’s stockholders in connection with the Business Combination is set for th in the preliminary proxy statement/prospectus on the S - 4 Registration Statement, which was filed with the SEC on January 25, 2021. This communication is not a substitute for the S - 4 Reg istration Statement or any other documents that GX may file with the SEC or that GX or Celularity may send to security holder s i n connection with the Business Combination. This presentation is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. Investors an d security holders of GX and Celularity and other interested parties are urged to read the S - 4 Registration Statement, and the preliminary proxy statement/prospectus i ncluded therein, and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they wi ll contain important information about the Business Combination. Investors and security holders will also be able to obtain free co pies of the proxy statement and other documents containing important information about GX and Celularity through the website maintained by the SEC at www.sec.gov. Copies of the documents filed w ith the SEC by GX can be obtained free of charge by directing a written request to GX Acquisition Corp., 1325 Avenue of the Ameri ca s, 25th Floor, New York, NY 10019.

OUR VISION Next Evolution in Off - the - shelf Allogeneic Cellular Therapies, at Greater Scale & Quality with Attractive Economics CONFIDENTIAL Page 3 To harness the placenta’s unique biology and ready availability to develop therapeutic solutions Lead the evolution in placental - derived therapeutics: advance the discovery of the placenta as a limitless, renewable source of neonatal cells, which are biologically preferred to cells from adult bone marrow or peripheral blood Target large markets with high unmet need : broad therapeutic application including cancer, degenerative, and infectious diseases Develop safe and effective therapies : leverage inherent advantages of placental - derived cells to produce uniform, scalable and optimized cellular therapies Deliver off - the - shelf, cost effective therapies : cryopreserved allogeneic cellular therapies that clinicians can access on demand and off - the - shelf, enabling repeat dosing/multiple cycles as required in an outpatient setting

Strong intellectual property portfolio with over 1,500 issued and pending patents worldwide KEY INVESTMENT Highlights CONFIDENTIAL Page 4 Proprietary placenta - based platform developed over a 20 - year history Broad pipeline of novel, investigational product candidates across therapeutic areas and indications of high unmet need Purpose - built 150,000 sqft cell manufacturing facility with a highly scalable and optimized production process Experienced management team with deep expertise in cell therapy to advance the Company 1 6 5 4 2 Robust preclinical differentiation, encouraging clinical data and rapid path to approval 3

Celularity A Leader In Cellular Therapeutics

CORPORATE MILESTONE CLINICAL MILESTONE FINANCIAL MILESTONE KEY: Anthrogenesis acquired by Celgene, becomes Celgene Cellular Therapeutics Placental Exosome program launched ( pExo ) IND Safe to Proceed CYNK - 001 in COVID - 19 Celgene & bluebird bio autologous CAR - T collaboration FIH allogeneic Placental - derived NK cell therapy product (Placental NK - 007) Placental T - cell/CAR - T program launch (CyCART - 19) $210M Series B Financing $45M Series A Financing IND Safe to Proceed CYNK - 001 in GBM Founded by Dr. Robert Hariri Genetically - modified NK cell therapy program launched (CYNK - 101) formed from Celgene Cell Therapeutics spin - out Allogeneic Placental Pluripotent Cell program launched (APPL - 001) Celgene & Juno Therapeutics autologous CAR - T collaboration FIH cryopreserved allogeneic Placental - derived NK cell therapy product (CYNK - 001) Allogeneic Placental Mesenchymal - like Stromal Cells in Crohn’s, DFU $100M Series B - 1 Financing Anthrogenesis C O R P O R A T I O N CELULARITY: COMPANY HISTORY Celgene Spin - out (2017) Leveraging 20+ Years of Cellular Therapeutics Innovation 2000 2002 2003 2005 2015 2016 2017 2018 2019 2020 Page 6 CONFIDENTIAL

Page 7 CELULARITY IMPACT Œ PLATFORM Capitalizing on the Benefits of Placenta Derived Cells to Target Multiple Diseases Celularity IMPACT Œ ( I mmuno - M odulatory P lacenta - derived A llogeneic C ell T herapy) INHERENT ADVANTAGES OF PLACENTAL BASED CELLS ▪ Preclinical and early clinical data demonstrate various biological activities suitable for therapeutics across multiple therapeutic areas ▪ Potential for multiple highly effective placental - derived product platforms, all enabled by the new, purpose - built manufacturing facility PROMISING BASIC AND TRANSLATIONAL RESEARCH CONFIDENTIAL x Abundant and evergreen starting cell source for allogeneic off - the - shelf therapies x High expandability, persistence and stemness x Immunological naivete allows for improved safety profile of therapeutic products HEMATOLOGICAL MALIGNANCIES INFECTIOUS DISEASE DEGENERATIVE DISEASES SOLID TUMORS

CELULARITY’S SINGLE - SOURCE, PLACENTA - BASED PLATFORM DRIVING BROAD PIPELINE Four Key Cell Types Driving Six Initial Indications and Potential for Further Expansion MANUFACTURING >> Purpose - built, fully integrated manufacturing facility; rapidly scalable, end - to - end supply chain SINGLE SOURCE MATERIAL Placenta Placental CAR - T Genetically Modified NK Unmodified NK Placental Mesenchymal - like Stromal Cells 4 KEY PROGRAMS CYNK - 101 CD16VP+ mAb CYNK - 001 (cryopreserved) APPL - 001 6 INITIAL INDICATIONS Crohn’s CyCART - 19 B - Cell Malignancies AML Glioblastoma Multiforme COVID - 19 HER2+ Gastric Cancer CONFIDENTIAL Page 8 4 ALLOGENEIC CELL TYPES FUTURE OPPORTUNITIES AND INDICATIONS (2025+) Erbitux Myelodysplastic Syndrome (MDS) Infectious Disease (ID) Rituxan Durvalumab ARDS Daratumumab Pulmonary Sarcoidosis CD123 CD22 GD2 Her2 BCMA Potential Future CAR Constructs for Oncological Indications Potential Future Monoclonal Antibodies for Combination Oncology Therapies = INITIAL INDICATIONS OF FOCUS

CONFIDENTIAL Page 9 Pipeline Overview Broad Pipeline Across Oncology and Degenerative Diseases; Catalyst Rich 24 Months Ahead CELL TYPE PROGRAM INDICATION 2021 2022 HEMATOLOGIC MALIGNANCIES Placental CAR - T CyCART - 19 B - Cell Malignancies Placental NK Cell Unmodified NK Cell CYNK - 001 (cryopreserved) Acute Myeloid Leukemia (AML) SOLID TUMORS Genetically Modified NK Cell CYNK - 101 + mAb HER2+ Gastric Cancer Unmodified NK Cell CYNK - 001 (cryopreserved) Glioblastoma Multiforme (GBM) DEGENERATIVE DISEASES Placental Mesenchymal - like Stromal Cell APPL - 001 Crohn’s Disease Phase I IND Submission Pivotal Phase II Phase I IND Submission Phase I/ IIa Pivotal Phase II Phase I/ IIa IND Submission Pivotal Phase II Pivotal Phase II Phase I/ IIa 3 Upcoming IND Submissions (2021E) 5 Clinical trials by end of 2021

MULTIPLE NEAR - TERM CLINICAL & REGULATORY MILESTONES - 2021 CONFIDENTIAL Page 10 Program Milestones CYNK - 001 ▪ 1H21: Phase II Study Start (AML) ▪ 2H21: Pivotal Phase II Trial (GBM) CYNK - 101 ▪ 1H21: IND Submission ▪ 2H21: Phase I/ IIa Trial Start CyCART - 19 ▪ 2H21: IND Submission Expected ▪ 2H21: Phase I Study Start APPL - 001 ▪ 2H21: IND Submission Development Milestones 1H21 ▪ CYNK - 001: Phase II Study Start (AML) ▪ CYNK - 101: IND Submission 2H21 ▪ CyCART - 19: IND Submission Expected ▪ CyCART - 19: Phase I Study Start ▪ CYNK - 001: Pivotal Phase II Trial (GBM) ▪ CYNK - 101: Phase I/ IIa Trial Start ▪ APPL - 001: IND Submission

Celularity benefits from Celgene’s 20 year+ investment in developing the technologies and capabilities required to manufacture cellular products at scale with consistent and reliable quality PURPOSE BUILT FACILITY FOR COMMERCIAL - SCALE CELLULAR THERAPEUTIC MANUFACTURING ▪ $80M investment in cGMP / cGTP manufacturing ▪ Enables greater control, efficiency and optimization than is achievable by outsourcing to contract manufacturing organizations (CMOs) alone STAFFED BY OVER 100 HIGHLY SPECIALIZED SCIENTISTS, ENGINEERS & TECHNICIANS. ▪ Optimized, product - specific CMC, QA/QC and manufacturing processes accelerate product development, production and commercialization ▪ Over 2 decades of experience with source material procurement COMMERCIAL SCALE, GMP - READY ▪ 9 Grade C/ISO 7 suites ▪ 6 Grade D/ISO 8 labs ▪ Dedicated translational research labs MANUFACTURING OVERVIEW Fully Integrated, Purpose Built Commercial Scale Manufacturing Site Including Translational Research & Biorepository CONFIDENTIAL Page 11

EXPERIENCED MANAGEMENT TEAM With Deep Expertise in Cell Therapy CONFIDENTIAL Page 12 S olveig Ericson, MD, PhD VP Medical Affairs Krzysztof Grzegorzewk , MD VP Medical Affairs Selected Approvals by Medical Team Sharmila Koppisetti , MD VP Drug Safety Pharmacovigilance Senior Medical Team Chi Li, PhD, MBA, RAC SVP Regulatory Affairs Robert J. Hariri, MD, PhD Founder & CEO John Haines Chief Operating Officer Andrew Pecora, MD, FACP, CPE Company Director and Senior Advisor Xiaokui Zhang, PhD Chief Scientific Officer D avid Beers Chief Financial Officer Executive Leadership Team Gregory Berk, M.D. Chief Medical Officer

Celularity Pipeline Overview

CyCART - 19 B - Cell Malignancies

C yCART - 19 OVERVIEW Celularity Approach and Advantages CONFIDENTIAL Page 15 CAR - T approach Allogeneic approaches have important advantages ▪ Off - the - shelf for on - demand use ▪ Eliminates lengthy wait time for patient ▪ Scalable manufacturing and simplified logistics instead of “one batch, one patient” Background The Placenta Advantage Celularity Approach Among allogeneic, placenta may be key differentiator ▪ Rationale for greater stemness, expandability, persistence ▪ Abundant renewable starting cell source for allogeneic therapies ▪ Potential for improved safety profile due to immunological naivety Strong pre - clinical evidence of anti - tumor activity CyCART - 19 in R/R B - Cell NHL IND submission : 2H 2021 Phase 1 (safety and dose finding) start 2H 2021 Advantages CAR - T THERAPIES Cell Therapy Technology Scorecard AUTOLOGOUS OTHER ALLOGENEIC CELULARITY CyCART - 19 Source Procurement Non - invasive Collection / Reliable Procurement O O P Lower COGs Standardized, Scalable Manufacturing O P P Starting Material Consistent Quality and Phenotype O O P Ability to Readily Expand While Maintaining a Less Differentiated Phenotype O O P “Off - the - Shelf” Treatment O P P Ability to Re - dose Patients (if Necessary) O P P MANUFACTURING COMPLEXITY

Marker Naïve Stem Cell Memory Central Memory Effector Memory Phenotype CD45RA + + - +/ - CD27 +++ +++ ++ +/ - CCR7 +++ +++ ++ - CD28 ++ +++ +++ +/ - Function Telomere +++ +++ ++ + Self - renewal + +++ ++ + IFN - g - + ++ +++ IL - 2 - ++ +++ +/ - Cytotoxicity - +/ - + +++ Adopted from Gattinoni et al. Nature Reviews Cancer 2012 Established Robust Manufacturing Process Stem Cell Memory = Greatest Proliferative Potential, Persistence and Survival Benefit High proportion Tscm cells remain in CyCART - 19 post expansion Placental T cells consist mostly of T stem cell memory (Tscm) cells (stemness) CELULARITY C yCART - 19 Superior T Stem Cell Memory Characteristics CONFIDENTIAL Page 16 Day 0 P - T cells T N a i v e / s c m T c m T e m T e f f 0 20 40 60 80 100 P-T cell Differentiation Status + ( % ) (N=12) Day 15 CD19 CAR+ T cells (N=3) C D 4 5 R A C D 2 7 C C R 7 C D 2 8 P D - 1 0 20 40 60 80 100 CyCART-19 CAR+ Marker Expression + ( % )

▪ CyCART - 19 demonstrates significantly reduced tumor burden and survival benefit compared to adult blood - derived CD19 CAR - T cells ▪ CyCART - 19 eliminated tumor and resulted in 100% survival out to 120 days ▪ CyCART - 19 ” memory” characteristics demonstrated via: – Extended survival out to 215 days upon tumor re - challenge on Day 122 – Differentiated persistence at end of study to elicit prolonged antitumor activities Source: Celularity Data Survival CyCART: Durable Persistence 0 30 60 90 120 150 180 210 0 20 40 60 80 100 Days S u r v i v a l Re-challenge (d122) C yCART - 19 DEMONSTRATES SUPERIOR ANTI - LYMPHOMA ACTIVITIES & SURVIVAL Greater Efficacy & Persistence, Prolonged Immune Attack upon Tumor Recharging Page 17 CONFIDENTIAL

▪ Placental T (P - T) cells do not induce xenogeneic GvHD in vivo – Evidenced by 100% survival , no weight loss , no increase in detection of any human CD3+ T cells in P - T treated mice – PBMC - treated mice exhibited significant weight loss, death of all mice, and increase of detection of human CD3+ T cells at Day 2 8 ▪ Celularity includes CRISPR - mediated TRAC KO in its process as a risk mitigation strategy to prevent GvHD – 97 - 99% TRAC KO efficiency achieved in CyCART - 19 cells P B M C P - T # 1 P - T # 2 P - T # 3 0 20 40 60 80 100 CD3+ P e r c e n t a g e o f v i a b l e c e l l s Week 2 Week 4 NCG mice Day 0 Day 45 PBMC (IV 30M) P - T cells (IV, 30M) Endpoint • Body Weight • CD3+ T cells in blood C y CART - 19 CELLS DO NOT INDUCE XENOGENEIC GvHD IN VIVO Efficient TCR Knockout as Risk Mitigation CONFIDENTIAL Page 18 Source: Celularity Data

KEY TAKEAWAYS ▪ Celularity has established a robust process to obtain placental T naive/ scm population as source materials to produce off - the - shelf, highly scalable CyCART - 19 cells ▪ CyCART - 19 demonstrates stem cell memory characteristics as evidenced by superior in vivo persistence and durable antitumor activity in preclinical models ▪ CyCART - 19 cells outperform adult blood - derived CART cells by significantly greater persistence and longer survival in preclinical studies ▪ Early data suggesting no signs of GvHD ▪ Note: If Phase 1 successful, Celularity plans to pursue a pivotal Phase 2 basket trial across major B - cell malignancies (subject to FDA discussions) CLINICAL PLAN ▪ 2H21: IND Submission Expected ▪ 2H21: Phase I Study Start ▪ 1H22: Phase II Study Start CONFIDENTIAL Page 19 C y CART - 19 Summary

CYNK - 001 AML

NK CELL OVERVIEW Celularity Approach and Advantages CONFIDENTIAL Page 21 Advantages NK CELL THERAPIES Cell Therapy Technology Scorecard ADULT DONOR DERIVED CELULARITY CYNK - 001 & CYNK - 101 Source Procurement Non - invasive Collection / Reliable Procurement P P Lower COGs Standardized, Scalable Manufacturing P P Starting Material Consistent Quality and Phenotype P P Ability to Readily Expand While Maintaining a Less Differentiated Phenotype O P “Off - the - Shelf” Treatment P P Ability to Re - dose Patients (if Necessary) O P MANUFACTURING COMPLEXITY NK approach NK cells are natural immune cells that eradicate both cancer and virus - infected cells Background The Placenta Advantage Celularity Approach Placental - derived NK cells exhibit distinct characteristics: ▪ Different maturation and activation state ▪ Immature phenotype ▪ CYNK cells possess longer telomere length in comparison to peripheral blood (PB) NK cells, which suggests high in - vivo proliferation and persistence Phase 1 study in R/R AML showed early signs of clinical benefit and a positive safety profile CYNK - 001 moving into randomized Phase 2 (1H 2021) ▪ High - risk patients (MRD+ disease) ▪ Leukemia free survival at 12 months is primary end - point ▪ Potential registrational study CYNK - 101 moving into Phase 1/2a (2H 2021)

▪ CYNK - 001 investigated in two Phase I studies for refractory and relapsed Acute Myeloid Leukemia (r/r AML) and Multiple Myeloma (MM) post autologous stem cell transplant – CYNK - 001 was well tolerated in 25 participants treated FIRST ALLOGENEIC PLACENTAL HSCS - DERIVED NK CELL IMMUNOTHERAPY Biological Characteristics Suggest Greater Therapeutic Potential Source: Wunderlich et al. Blood 2012; 120:580. Kang et al. Front Immunol. 2013; 4:101 . CONFIDENTIAL Page 22 Proprietary process generates highly scalable, allogeneic, off - the - shelf NK cells from placental hematopoietic stem cells Placental derived cells potentially differentiated from PB NK cells High in vitro cytolytic activity against a broad range of tumor cell lines, in vivo maturation and anti - tumor activities, high cytolytic cytokines (e.g. IFNg , Granzyme ) production ▪ High expression of NCRs and low expression of CD16 and KIR, indicating immature phenotype characteristics ▪ Longer telomere length, suggesting potential high in vivo proliferation and persistence ▪ Low to no expression of PD - 1, TIGIT, LAG - 3, TIM - 3

CML, AML, MM IN VITRO KILLING IFN - G PRODUCTION PRIMARY AML KILLING CYNK - 001 activation releases high concentration of IFN - g, favoring Th1 responses CYNK - 001 exerted up to 60% specific lysis against primary AML samples at an Effector: Target (E:T) ratio of 3:1 AML: PRE - CLINICAL DATA Shows Evidence of Significant Leukemia Killing CYNK - 001 demonstrates robust killing (cytolytic) against CML, AML, MM cell lines and primary AML samples CML AML MM Source: Celularity Data CONFIDENTIAL Page 23

DESIGN ▪ Dose escalation study ▪ Conditioning with cyclophosphamide and fludarabine – Fludarabine 25 mg/m2 x 5 days start day - 6 – Cyclophosphamide 60 mg/kg x 2 days on day - 5 and - 4 (omit Day - 4 if within 4 months of prior transplant) ▪ CYNK - 001 administered IV followed by up to 6 rhIL - 2 injections – rhIL - 2 at 6 million units subcutaneously beginning Day 0, every other day for 6 total doses PHASE I RESULTS ▪ CYNK - 001 well tolerated in a heavily pre - treated AML patient population – 11 r/r AML patients enrolled, 10 treated with single dose of CYNK - 001, no DLTs 1 , no GvHD, no detectable HLA allo - antibody – 8 of 10 patients were efficacy evaluable; the other 2 patients were not due to inadequate bone marrow (BM) for evaluation – 2 patients, both treated at the highest dose, had evidence of clinical benefit – CRp 2 at Day 21 – MLFS 3 at Day 14 CYNK - 001 - AML - 001 FIRST - IN - HUMAN STUDY Phase I Study in Relapsed / Refractory Acute Myeloid Leukemia Showed Early Signs of Clinical Benefit CONFIDENTIAL Page 24 Note: NCT02781467 1 DLT: Dose Limiting Toxicity; 2 CRp : Complete Remission with incomplete platelet recovery; 3 MLFS: Morphologic Leukemia Free State

CYNK - 001 Persisted, Matured and Proliferated in AML Source: AACR 2019 poster: Immune monitoring of CYNK - 001, an allogeneic, off the shelf NK cell in a Phase I study of acute myeloi d leukemia”, Celularity data CONFIDENTIAL Page 25 CYNK - 001 demonstrated persistence up to 28 days (mean=11days) Persistent CYNK - 001 cells matured and proliferated CYNK - 001 demonstrated effector function post infusion A bsence of allo - HLA antibodies in all subjects No detectable exhaustion on CYNK - 001 cells

▪ CYNK - 001 + SOC ASCT vs SOC ASCT ▪ Two - arm randomized (1:1) SOC ASCT with or without CYNK - 001 ▪ CYNK - 001 dose from Phase 1 CYNK - 001 - AML - 001 study ▪ N=120 ▪ Primary Endpoints : Leukemia free survival at 12 months ▪ Secondary Endpoints : OS at 12 months, MRD conversion rate PIVOTAL RANDOMIZED PHASE 2 STUDY (EFFICACY) Arm A: CYNK - 001 + SOC ASCT* N=60 KEY ELIGIBILITY CRITERIA: ▪ Subjects with AML in morphologic CR with MRD+ disease ▪ Transplant eligible with an identified donor SCREENING Confirm MRD+ bone marrow Aspirate (BMA) Arm B: SOC ASCT N=60 R A N D O M I Z E RESPONSE ASSESSMENTS ▪ Clinical response (BMA): – Day 28 and 3, 6, 9, and 12 months post ASCT ▪ MRD assessment : – Arm A: Post - CYNK - 001/pre ASCT – Arm A and B: Day 28 and 3, 6, 9, and 12 months post ASCT CONFIDENTIAL Page 26 PIVOTAL RANDOMIZED PHASE 2 TRIAL Evaluating CYNK - 001 in MRD+ AML *SOC ASCT= Standard of care Allogeneic stem cell transplant

KEY TAKEAWAYS ▪ NK cells are n atural immune cells that eradicate both cancer and virus - infected cells – Key mediators of antibody - dependent cellular cytotoxicity ▪ Placental derived NK cells exhibit distinct characteristics: – Different maturation and activation state – Immature phenotype ▪ CYNK cells possess longer telomere length in comparison to PB NK cells, which suggests high in - vivo proliferation and persistence CLINICAL PLAN ▪ Current: Phase I Enrollment ▪ 1H21: Phase II Study Start CONFIDENTIAL Page 27 CYNK - 001 IN AML Summary

CYNK - 101 HER2+ Advanced Esophageal / Gastric Adenocarcinoma

RATIONALE ▪ Engineering CYNK cells with high affinity and cleavage resistant (CD16VP) expected to improve affinity for IgG1 therapeutic antibodies, resist activation induced cleavage and improve overall ADCC potential – CD16 polymorphism impacts IgG affinity and thus ADCC – CD16 158 V/V – highest affinity for IgG1 and IgG3 and directly correlate with clinical responses – ~10% of population are homozygous for high affinity CD16 158V/V – Activation by cytokines or tumor cells leads to CD16 cleavage – CD16 cleavage by ADAM - 17 – blocked by S P mutation at position 197 OPPORTUNITIES ▪ Enable combination therapy with ADCC mediating therapeutic mAb therapies ▪ Augment CYNK clinical program with added “punching power” of Genetic Modification GENETICALLY MODIFIED NK PROGRAM Improving Anti - Tumor Killing Power of CYNK Program CONFIDENTIAL Page 29 Source: Celularity Data

CYNK - 101 DEMONSTRATES EFFECTIVE ANTITUMOR ACTIVITY Against Gastric Cancer Cell Lines in Conjunction with Anti - HER2 Monoclonal Antibody CONFIDENTIAL Page 30 Source: Celularity Data ▪ Significant ADCC activity of CYNK - 101 in combination with Herceptin against both gastric cancer cell lines was shown at E:T ratio of 2:1 over 24h in comparison with that of CYNK Non - Transduced (NT) or IgG control Target cells alone CYNK - 101 + Herceptin CYNK - NT + Herceptin CYNK - NT + IgG CYNK - 101 + IgG Target cells alone CYNK - 101 + Herceptin CYNK - NT + Herceptin CYNK - NT + IgG CYNK - 101 + IgG Killing Index Killing Index ▪ Demonstrated ADCC activity of CYNK - 101 in combination with Herceptin against HER2+ gastric cancer cells – HER2+ Gastric demonstrated to be an immunologically susceptible tumor type with evidence of strong NK cell infiltration RESULTS CONCLUSION

% Specific Lysis ADCC WITH RITUXIMAB ADCC WITH ELOTUZUMAB ADCC WITH DARATUMUMAB % Specific Lysis % Specific Lysis CY NK - 101 + mAb CYNK + mAb CYNK - 101 + IgG CYNK + IgG E:T Ratio (Against Daudi) ▪ Improved ADCC response observed from CYNK - 101 compared to unmodified CYNK cells against lymphoma cell lines in combination with: Rituximab, Daratumumab and Elotuzumab antibodies ▪ IND - enabling studies on - going to evaluate CYNK - 101 + mAbs in subcutaneous and orthotopic tumor models CONFIDENTIAL Page 31 CYNK - 101 PROVIDES A BACKBONE FOR COMBINATION THERAPIES Enhanced ADCC with Multiple Antibodies Forms the Basis of Combination Therapy

KEY TAKEAWAYS ▪ CYNK - 101 adds “punching power” to the CYNK - 001 platform via genetic modification ▪ When combined with Herceptin demonstrates ADCC activity against HER2+ Gastric Cancer cells – Joint impact of modified NK cells + mAb shows improved immunologic response with added NK cell killing CLINICAL PLAN ▪ 1H21: IND Submission ▪ 2H21: Phase I/ IIa Trial Start ▪ 1H22: Pivotal Phase II Study Start CONFIDENTIAL Page 32 CYNK - 101 IN HER2+ GASTRIC CANCER Summary

Degenerative Diseases

One Placenta > 100,000 Doses Master Cell Stock Working Cell Stock Target Product Profile ▪ Culture expanded, undifferentiated Mesenchymal - like Stromal Cells (MSCs) ▪ Composition: CD34 - , CD10+, CD105+, and CD200+ ▪ MOA: Immune - modulatory, anti - inflammatory, pro - angiogenic, cytoprotective, pro - regenerative ▪ Targets: auto - immune disorder, inflammation, wound healing, tissue repair ALLOGENEIC PLACENTAL PLURIPOTENT CELLS: SCALABLE & OFF - THE - SHELF Clinical Stage CONFIDENTIAL Page 34 Source: Celularity Data

NEWLY DEVELOPED APPL PROGRAM Leveraging Legacy Placental Mesenchymal - like Stromal Cell Studies to Expand to Degenerative Diseases 50+ patients dosed in multiple Crohn’s Disease studies ▪ Clinical response rates were significantly higher in IV Formulation treatment groups compared with the placebo group ▪ Response rates were 43% points in the treatment group vs 0% in the placebo group on Day 365 ▪ Well - tolerated, no SAEs at therapeutic dose 140+ patients dosed in Diabetic Foot Ulcer (DFU) and Diabetic Peripheral Neuropathy Ph II studies ▪ IM Formulation has systemic microvascular/neovascularization effects ▪ Enhanced healing of diabetic foot ulcers compared to placebo ▪ Improvement of retinopathy ▪ Well - tolerated, no SAEs at therapeutic dose IV Formulation IM Formulation CONFIDENTIAL Page 35 Source: Celularity Data

NEWLY DEVELOPED APPL PROGRAM Leveraging PDA Cells and Develop New APPL Candidate Genetically Modified APPL with Greater Safety Profile ▪ Tissue factor (TF) Knockout (KO) in APPL using CRISPR/Cas9 to reduce potential safety risk associated with TF ▪ Identified two of four CRISPR guide RNAs showing >95% high KO efficiency ▪ Demonstrated sustained TF KO throughout culture expansion ▪ APPL - TFKO cells significantly reduced TF activity ▪ TF KO showed no effect on cell proliferation and viability Novel Media and Culture Method Established to Develop APPL with Greater Potency ▪ Demonstrate immune modulation and regenerative functionality ▪ New IP opportunities in process and product composition APPL - TFKO CONFIDENTIAL Page 36 Source: Celularity Data

KEY TAKEAWAYS ▪ Culture - expanded, undifferentiated mesenchymal - like stromal cells – Genetically modified with tissue factor (TF) knockout (KO) ▪ Mechanism of Action: – Immune - modulatory, anti - inflammatory, pro - angiogenic, cytoprotective and pro - regenerative CLINICAL PLAN ▪ 2H21: IND Submission ▪ 1H22: Phase I/ IIa Trial CONFIDENTIAL Page 37 APPL IN CROHN’S DISEASE Summary

Transaction Summary

TERMS OF TRANSACTION Overview Transaction Summary ▪ Celularity Inc. (“Celularity”) intends to combine with GX Acquisition Corp. (“GX”, NASDAQ: GXGX) pursuant to a merger agreeme nt and plan of reorganization (the “Merger Agreement”) − Celularity is a clinical - stage biopharmaceutical company that is leveraging the unique biology and availability of the placenta to deliver off - the - shelf allogeneic cellular therapies at unparalleled scale and quality with competitive economics − GX is a special purpose acquisition company whose sponsor, GX Sponsor LLC, is managed by the principals of Trimaran Capital P art ners ▪ The transaction values Celularity’s equity at $1.25bn ▪ The transaction will be supported by a PIPE placement of ~$80 million 1 . The implied post - transaction equity value at $10 / share and assuming all warrants remain outstanding at close, no redemptions from GX public stockholders and PIPE proceeds of ~$80mm will be ~$1.7bn. ▪ Transaction expected to close in Q2 2021 Robust, Long - Term Investor Base ▪ Pursuant to the Merger Agreement, all existing Celularity stockholders will roll their equity into the newly - formed public compa ny ▪ Strong investor group to support the transaction via participation in the PIPE, including affiliates of Starr Insurance Compa nie s, Dragasac Limited, Sorrento Therapeutics and other unaffiliated institutional investors Use of Proceeds ▪ As of 12/31/20 and pro forma for the business combination, the company is expected to have ~$375mm in cash assuming a PIPE pl ace ment of ~$80 million and no GX stockholder redemptions − Proceeds will be used fund Celularity’s operations into 2024, including R&D efforts and the clinical development and commerci ali zation of the placental CAR - T (CyCART - 19), unmodified NK (CYNK - 001), genetically modified NK (CYNK - 101) and allogeneic placental pluripotent cell (APPL) progr ams − Proceeds will also be used to pay Celularity’s transaction expenses and GX’s expenses Management & Board ▪ Company to be led by Celularity’s existing senior management team ▪ Company’s directors to include two GX designees and one mutually agreed upon independent director, with remaining directors d esi gnated by Celularity CONFIDENTIAL Page 39 1 Represents approximate proceeds to be received pursuant to the PIPE placement, and the final PIPE placement amount could be s li ghtly more or less depending on the finalization of PIPE subscription agreements with certain potential PIPE investors.

TERMS OF TRANSACTION Pro Forma Valuation and Ownership Assumes estimated Celularity cash and debt at 12/31/20, an ~$80 million PIPE issuance at $10 / share, that there are no stock hol der redemptions and that the Celularity Shareholder Equity Rollover is issued at the GX stockholder redemption price per shar e, estimated at $10.15. Pro Forma ownership assumes impact of pro forma options and other dilutive securities on a fully diluted and net - share settled basis , calculated according to Treasury Stock method dilution at an illustrative $10 pro forma share price. Pro Forma ownership incl udes an estimated 26.9mm pro forma options that will be held by existing Celularity shareholders and employees at closing, with an estimated weighted ave rage pro forma exercise price of $3.76 and includes an estimated 19.7mm pro forma warrants held by existing shareholders with an estimated weighted average pro forma exercise price of $7.31 that can be exercised for cash, remain outstanding or can be exercised on a cashles s b asis. Pro Forma ownership does not include an aggregate of 21.375mm GXGX warrants with an exercise price of $11.50 / share. Illustrative Pro Forma Valuation Sources of Funds $mm Cash Held in Trust (12/31/20E) 292$ PIPE Proceeds 80 Celularity Shareholder Equity Rollover 1,250 Total Sources of Funds 1,622$ Uses of Funds $mm Equity Issued to Celularity shareholders, optionholders and warrantholders 1,250$ Cash to Balance Sheet 322 Estimated Transaction Fees & Expenses 50 Total Uses of Funds 1,622$ Pro Forma Ownership Shares (mm) % Ownership Current Celularity shareholders, optionholders and warrantholders 123 74% Public GX Shareholders 29 17% GX Sponsor 7 4% PIPE Investors 8 5% Total 167 100% $mm, except per share; mm shares Price per Share (illustrative) 10.00$ Pro Forma Fully Diluted Shares Outstanding 167 Pro Forma Equity Value 1,668$ Estimated standalone Celularity cash (53) Cash to Balance Sheet from Business Combination (322) Estimated pro forma debt at close - Pro Forma Enterprise Value 1,293$ CONFIDENTIAL Page 40

CONFIDENTIAL Page 41 USE OF PROCEEDS Transaction Overview ▪ Approximately $375 million 1 of cash as of 12/31/20, pro forma for the business combination, projected on the combined company balance sheet to pursue Celularity’s research and development programs − Expected to provide cash runway into 2024, based on management’s current clinical development assumptions ▪ Projected proceeds will be primarily used to fund Celularity’s research and development programs, including: − Approximately $20 – $30 million to fund Phase 1 and Phase 2 pivotal trials for its CyCART - 19 program in relapsed refractory B - cell NHL − Approximately $30 – $40 million to fund Phase 1 and Phase 2 pivotal trials for its CYNK - 001 program in MRD+ AML − Approximately $40 – $60 million to fund Phase 1 and Phase 2 for its CYNK - 001 program in Glioblastoma Multiforme − Approximately $80 – $100 million to fund Phase 1 and Phase 2 pivotal trials for its CYNK - 101 program in Gastroesophageal Junction / Gastric HER2+ Adenocarcinoma − Approximately $20 – $30 million to fund Phase 1/2a pivotal trial for its APPL - 001 program in Crohn’s Disease 1 Assuming $50mm estimated transaction fees and expenses, a PIPE placement of ~$80mm and no GX stockholder redemptions.

NEAR - TERM MILESTONES To Achieve the Next Advance in Placenta - based Cell Therapy CONFIDENTIAL Page 42 June 2019: December 2019: January 2020: March 2020: April 2020: September 2020: Submitted IND for CYNK - 001 in AML Completion of Phase 1/2 (manufacturing) at Florham Park Received FDA Safe to proceed on IND for CYNK - 001 in GBM Completed $100mm Series B - 1 financing Received FDA Safe to proceed on IND for CYNK - 001 in COVID - 19 Expanded collaboration with Lung Biotechnology for CYNK - 001 to include COVID - 19 and ARDS indications Completion of Facility at Florham Park Achievements to Date Key Near - Term Development Milestones CYNK - 001 ▪ 1H21: Phase II Study Start (AML) ▪ 2H21: Pivotal Phase II Trial (GBM) CYNK - 101 ▪ 1H21: IND Submission ▪ 2H21: Phase I/ IIa Trial Start CyCART - 19 ▪ 2H21: IND Submission ▪ 2H21: Phase I Study Start APPL - 001 ▪ 2H21: IND Submission

Appendix Clinical Programs Additional Detail

CONFIDENTIAL Page 44 PLATFORM CELULARITY IMPACT Œ PLATFORM Broad IP Protection Across All Lead Programs PLACENTAL NK PLACENTAL CAR - T PLACENTAL - DERIVED MESENCHYMAL - LIKE STROMAL CELLS 2 PATENT FAMILIES 15 PATENT FAMILIES 25 PATENT FAMILIES PNK Broad Background Patent Genetically Modified PNK Patents Cryopreserved PNK (CYNK - 001) Patents Cryopreserved Genetically Modified PNK (CYNK - 101) Patents Celularity Placental CAR - T Patents APPL/PDAC Patents Product Characterization & Method of Production Product Description & Indication Patents Early CAR Receptor Technology CAR Receptor Method & Composition Anti - CD19 CAR Receptor Product Characterization Process Patents Treatment of AML & MM Treatment of GBM Cryopreserved Genetically Modified PNK (CYNK - 101) Patents Process Patents Product Characterization Patents PLACENTA - DERIVED CELLULAR PLATFORMS

CELULARITY IMPACT Œ PLATFORM The Placenta as a Renewable Allogeneic Source, with Purpose - Built Commercial Scale Manufacturing CONFIDENTIAL Page 45 PLATFORM APPL - 001 Genetic Modification Lymphocytic Progenitors Lymphocytic Progenitors CYNK - 101 CYNK - 001 CyCART - 19 CAR Transduction Gene Editing Master Cell Bank Working Cell Stock Placental CAR - T Mononuclear Cell Separation/ T Cell Isolation Placental NK CD34+ Cells PRODUCTS PROCESSES INDICATION Acute Myeloid Leukemia Glioblastoma Multiforme Crohn’s Disease Gastric Cancer (Herceptin) B - Cell Malignancies (CD19) PLACENTA - DERIVED CELLULAR PLATFORMS Placental Pluripotent Mesenchymal - like Stromal Cells Genetic Modification

CELULARITY PLACENTAL CAR - T ( CyCART ) Solving the Downside of Autologous CAR - T Therapies ALLOGENEIC PLACENTAL CAR - T x No apheresis capacity constraints x High volume manufacturing x On - demand, off - the - shelf cryopreserved packaged product » All CAR T - cell therapies on the market and most (~75%) of clinical assets are autologous AUTOLOGOUS CAR - T THERAPY ▪ Complex, high COGS manufacturing and one - batch, one - patient supply chain » Peripheral blood - derived T - cell is the immune cell ‘vehicle’ used to express a CAR ▪ Multiple rounds of lymphocyte - depleting therapies cause inconsistent apheresis cell recovery in relapsed or refractory patients » “Patient as their own donor” automatically makes the patient part of the supply chain ▪ Therapeutic outcomes affected by c ollection - manufacturing - release - administration timeframe x Dynamic & flexible supply chain x Patient - responsive, not patient - dependent x Simplified logistics, ability to pre - position cryopreserved product at treatment sites Status Quo Downside Celularity’s Scalable Solution “Long vein - to - vein time” UNIQUE ADVANTAGES OF PLACENTAL - DERIVED CELLS CONFIDENTIAL Page 46 x Placentas provide a profuse, renewable source of healthy, ready to use lymphocytes x Placental T - Cells containing abundance of stem cell memory conferring greater expansion and persistence potential PLATFORM

CELULARITY PLACENTAL CAR - T ( CyCART ) Providing Upside to Adult - donor Allogeneic CAR - T Therapies ALLOGENEIC PLACENTAL CAR - T x No apheresis capacity constraints x High volume manufacturing x On - demand, off - the - shelf cryopreserved packaged product » Requires selection, screening & testing T cells from healthy adult donors e.g. donor bone marrow ALLOGENEIC CAR - T THERAPY ▪ Complex logistics, multistep manufacturing process to source, limited scalability, improved speed vs. autologous but still measured in days » High cost of treatment inherent of engineered T cell therapy ▪ Requires separate engineering for each new therapeutic candidate » Adult donor ≠ universal donor ▪ Potential safety complications observed from graft versus host disease ( GvHD ), as well as CRS and cerebral edema x Dynamic & flexible supply chain x Patient - responsive, not patient - dependent x Simplified logistics, ability to pre - position cryopreserved product at treatment sites Status Quo Downside Celularity’s Scalable Solution UNIQUE ADVANTAGES OF PLACENTAL - DERIVED CELLS CONFIDENTIAL Page 47 x Placentas provide an abundant, renewable source of healthy, ready to use lymphocytes x Placental T - Cells containing abundance of stem cell memory conferring greater expansion and persistence potential PLATFORM

CELULARITY PLACENTAL NK CELLS Providing Upside to both Adult - donor NK Cells ALLOGENEIC PLACENTAL NK x No apheresis capacity constraints x High volume manufacturing x On - demand, off - the - shelf cryopreserved packaged product » Apheresis of peripheral blood from healthy donor / patient » Requires voluntary donor ADULT DONOR NK CELL THERAPY ▪ De - differentiated adult fibroblasts ▪ Additional processing required » Cytokine activation without expansion or direct expansion on feeder cell platform ▪ Two - stage differentiation: − First from iPSC’s to iCD34 cells, and then to NK cells ▪ Expression of multiple de - differentiation genes higher risk of insertional mutagenesis » Heterogeneous NK cells with high expression of both NK cell activating receptors and inhibitory receptors (KIRs) » Potential for fratricide exists with CD38 mAb ▪ NK cells with high expression of both NK cell activation and inhibitory receptors (KIRs) ▪ Potential for fratricide necessitated knock out of CD38 when combined with CD38 mAb x Heterogeneous NK cells with high expression of natural cytotoxicity receptors (NCRs) with low expression of inhibitory receptors (KIRs) x No fratricide observed in combination with CD38 targeted approaches Peripheral Blood NK iPSC NK Celularity’s Scalable Solution CONFIDENTIAL Page 48 x Feeder cell - free, cytokine cocktail - based NK cell expansion and differentiation x No prior exposure to physiological or environmental factors; no exhaustion PLATFORM

▪ Three dose cohorts (40, 120 and 360 x10 6 transduced, viable CAR - T cells) ▪ 3+3 design ▪ N=up to 18 ▪ Primary Endpoints : Determine safety and maximum tolerated dose ▪ Secondary Endpoints : ORR (CR+PR), DOR, PFS, OS ▪ Exploratory Endpoints: Persistence of CyCART - 19 PHASE 1 STUDY (SAFETY AND DOSE FINDING) Cohort - 1 (De - escalation): 40 x10 6 cells* N=3** PHASE 2 (EFFICACY) Screening and enrollment: R/r CD19+ B - cell lymphomas Lymphodepletion: Flu 25 mg/m 2 CY 300 mg/m 2 Cohort 1: 120 x10 6 cells N=3 Cohort 2: 360 x10 6 cells N=3 *Cells= Transduced, viable CyCART - 19 cells. **3+3 Design; N up to 6 per Cohort Phase 2 (Cohort expansion) CyCART - 19 dose established in Phase 1 N=80 Projected Timeline/ Key Assumptions : ▪ 2H 2021: IND Submission ▪ 2H 2021: Phase I Study S tart − 6 - month: Dose Finding ▪ 1H 2022: Phase II Start − 9 - month Accrual − 6 - month Follow - up − 6 months: Preparation for Filing ▪ CyCART - 19 dose from Phase 1 Cohort study ▪ N=80 ▪ Primary Endpoints : Determine ORR at(CR+PR) ▪ Secondary Endpoints : Safety, Time to response, DOR, PFS, OS ▪ Exploratory Endpoints: Persistence of CyCART - 19 CyCART - 19 IN R/R B - CELL NHL Phase I/II Study Design CONFIDENTIAL Page 49 PIPELINE

NK CELL THERAPY FOR CANCER IMMUNOTHERAPY Preclinical & Clinical Data Supporting Role of NK cells in the Treatment of Cancer NK CELLS ARE A MAJOR COMPONENT OF THE INNATE IMMUNE SYSTEM ▪ Natural immune cells that eradicate both cancer and virus - infected cells – Directly via cytolytic granule mediated lysis – Indirectly via secretion of immunoregulatory cytokines (e.g. IFN - g) NK CELL ACTIVITY IS THERAPEUTICALLY RELEVANT ▪ Kills cancer cells (e.g., leukemic blasts) without prior sensitization, in a non - MHC restricted or tumor antigen - restricted manner ▪ Key mediators of ADCC (e.g. Rituximab, Cetuximab) ▪ Defective NK cell number & function has been linked to increased cancer risk and tumor development ▪ NK cell activity inversely correlated to relapse (anti - metastatic) ▪ NK cells infiltration predicts immune checkpoint blockade responsiveness Source: Imai et al., Lancet, 2000; Levy et al., J Biomed Biotech 2011; Barry et al., Nat Med 2018; Lorenzo - Herrenro et al., Cancers 2019; Pasero et al., Oncotarget 2015; Hsu et al., JCI 2018. Image: NK Cell (Yellow) Attack A Cancer Cell; https://www.sciencemag.org/news/2018/09/engineered - natural - killer - cells - may - be - next - great - cancer - immunotherapy CONFIDENTIAL Page 50 PIPELINE

INDUCTION Biopsies (2) - at the screening, after completing induction (before starting chemotherapy), PET Scans (3) - at screening, after induction phase and before starting maintenance, Planned interim efficacy analyses: ▪ After induction ▪ After 3 cycles ▪ After 6 cycles Planned primary efficacy analysis – 6 months from starting treatment T - CYNK CYNK Cy/Flu T - FOX CYNK CYNK T - FOX CYNK CYNK T - FOX CYNK CYNK T - FOX CYNK 0 - 2 7 1 14 15 25 18 28 29 39 32 42 43 53 46 56 84 95 88 98 CYNK Cycle 1 Cycle 2 Cycle 3 Cycle 4 - 6 12 months Trastuzumab Q2W No CYNK If CR DLT Period 42 days (CYNK+Trastuzumab+mFOLFOX - 6) TREATMENT MAINTENANCE PET & CT Tumor Bx Staging CT Q6W PET FOX: mFOLFOX - 6 T: Trastuzumab Trastuzumab Q2W CYNK - 101 Q2W If PR Trastuzumab Q2W CYNK - 101 Q2W If SD CYNK - 101 PHASE 1/2A TRIAL Treatment Schedule CONFIDENTIAL Page 51 PIPELINE

Dose Level 1 CYNK - 101 + SOC* at 1.8x10 9 cells ▪ CYNK - 101 + SOC (Trastuzumab + mFOLFOX - 6) ▪ Dose escalation (3+3) with DLT period of 42 days followed by expansion up to 8 subjects per dose ▪ N=24 ▪ HER2+ GEJ/Gastric adenocarcinoma ▪ Trastuzumab naïve ▪ General objective: to establish MTD and recommended phase 2 dose (RP2D) PHASE 1/2A (SAFETY AND FEASIBILITY) CYNK RP2D ENDPOINTS/ASSUMPTIONS: ▪ Primary Endpoint : − Phase 1 portion: safety (MTD), CR rate − Phase 2a portion (expansion): PFS (6m), CR Rate ▪ Secondary Endpoints: ORR, DOR, PFS, mOS , safety, pharmacodynamics/translational ▪ Assumptions for primary analysis at 6 months: − PFS at 6 month - 75% or better − CR Rate – 25% or better Dose Level 2 CYNK - 101 + SOC* at 3.6x10 9 cells Cohort 2 Cohort 1 *SOC = Standard of care (Trastuzumab + mFOLFOX - 6) Dose Level 3 CYNK - 101 + SOC* at 7.2x10 9 cells Cohort 3 After 3 subjects: if safe • Expand to up 8 total subjects • Start cohort 2 After 3 subjects: if safe • Expand to up 8 total subjects • Start cohort 3 After 3 subjects: if safe • Expand to up 8 total subjects CYNK - 101 PHASE 1/2A TRIAL Design CONFIDENTIAL Page 52 PIPELINE

Phase 1/2a Label Indication Previously untreated HER2+ metastatic GEJ/Gastric Adenocarcinoma Target Patient Population Previously untreated subjects with metastatic or advanced unresectable gastroesophageal junction (GEJ) or gastric adenocarcinoma over - expressing HER - 2 Patient Enrollment ▪ 3 cohorts, 24 subjects total – for phase 1/2a Primary Endpoint ▪ mPFS (6m), CR Rate Secondary Endpoints ▪ Overall Response Rate as measured by RECIST 1.1, Duration of Response ( DoR ), mPFS , mOS and safety Trial Duration ▪ 10 months accrual , 6 months follow - up for efficacy Logistics ▪ North America, 10 sites Data Availability ▪ 2022 Q2 (1st interim data) ▪ 2022 Q4 (Final) CONFIDENTIAL Page 53 CYNK - 101 PHASE 1/2A TRIAL Timeline PIPELINE

Study Design : Randomized, double - blind, Placebo - controlled study in adults with 5 doses of 1/4 th unit APPL (~ 37 million cells) over 8 weeks vs. Humira treatment. Study Population: Moderate - to - Severe CD (CDAI score: 220 - 450) who are refractory to Corticosteroids Primary objective: T o assess the clinical efficacy by measuring response/remission rates during the induction phase as well as to explore durabil ity of response during the maintenance phase in subjects with moderate to severe CD. Subjects shall be re - treated if a flare is deve loped during the 1 - year. Secondary Objective: The secondary objectives of this study are to assess clinical improvement by endoscopic measurements and quality of life assessments . Primary Endpoint: To assess clinical efficacy, the modified Crohn’s Disease Activity Index (CDAI) scoring system will be used to measure the following: − Clinical Remission: Reduction of CDAI score to less than 150 points 4 - 6 weeks − Clinical Remission: Reduction of CDAI score to less than 150 points 1 - year Secondary Endpoints: − Clinical Response Rate: Reduction in CDAI score by 100 points to the baseline at 1 - year − Evaluation of mucosal healing as measured by Simple Endoscopic Score for Crohn’s Disease (SES - CD) at week 4 - 6 and 1 - year − Patient - reported outcome of quality of life as measured by Inflammatory Bowel Disease Questionnaire (IBDQ) Sample Size: 162 subjects in each arm (80% power and 10% drop out) involving APPL versus Humira with NI margin of 12% Timeline Estimate: − IND: 1H 2022 APPL CROHN’S DISEASE (CD) Pivotal Study Design CONFIDENTIAL Page 54 PIPELINE

CONFIDENTIAL Page 55

Additional Information about the Business Combination and Where to Find It

GX Acquisition Corp. (“GX”) has filed a registration Statement with the U.S. Securities and Exchange Commission (“SEC”) on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the proposed business combination between Celularity Inc. (“Celularity”) and GX (the “Business Combination”). After the Registration Statement has been declared effective, GX will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Registration Statement. GX’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement / prospectus contained therein, and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about GX, Celularity and the Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by GX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 24, 2020, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, and the Registration Statement, which was filed with the SEC on January 25, 2021, including the preliminary proxy statement/prospectus contained therein.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting will be set forth in the registration statement for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement for the Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements regarding GX’s, GX’s management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example: (i) the ability to consummate the Business Combination, (ii) the expected benefits of the Business Combination; (iii) the financial and business performance of Celularity, (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; and (xx) the outcome of any known and unknown litigation and regulatory proceedings. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GX nor Celularity presently know, or that GX or Celularity currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GX’s and Celularity’s expectations, plans, or forecasts of future events and views as of the date of this communication. GX and Celularity anticipate that subsequent events and developments will cause GX’s and Celularity’s assessments to change. Accordingly, forward-looking statements should not be relied upon as representing GX’s or Celularity’s views as of any subsequent date, and GX does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in GX’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

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